Securities and Exchange

DEC 05 2016

RECEIVED



SEC
Mail Processing
Section

DEC 05 2016

Washington DC
416

16022443

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28004 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING October 1, 2015 (MM/DD/YY) AND ENDING September 30, 2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loeb Partners Corporation

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 19th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner 212-483-7022 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Thomas L. Kempner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHAIRMAN OF THE BOARD

Title



Notary Public

WILLIAM PEREZ
Notary Public - State of New York
No. 01PE6222645
Qualified in Kings County
My Commission Expires May 24, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Management statement regarding compliance with the Exemptive Provisions of SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# LOEB PARTNERS CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2016

(FILED PURSUANT TO RULE 17a-5(e)(3) UNDER THE
SECURITIES EXCHANGE ACT OF 1934 FILED AS A PUBLIC DOCUMENT)

**LOEB PARTNERS CORPORATION**
TABLE OF CONTENTS
SEPTEMBER 30, 2016

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Loeb Partners Corporation
New York, New York

We have audited the accompanying statement of financial condition of Loeb Partners Corporation as of September 30, 2016, and the related notes to the financial statement. This financial statement is the responsibility of Loeb Partners Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

RAICH ENDE MALTER & CO. LLP
New York, New York
November 23, 2016





**LOEB PARTNERS CORPORATION**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2016

## ASSETS

| | |
|---|---|
| Cash | $ 114,998 |
| Receivable from clearing broker-dealer | 2,373,167 |
| Clearing deposit | 100,000 |
| Accrued fee income | 190,457 |
| Commissions receivable | 139,971 |
| Securities owned, at fair value | 2,512,800 |
| Receivable from related parties | 1,283,320 |
| Property and equipment (net of accumulated depreciation of $61,969) | 187,492 |
| Other assets | 67,020 |
| Total assets | $ 6,969,225 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and other accrued liabilities | $ 363,763 |
| Accrued compensation | 111,413 |
| Total liabilities | 475,176 |
| Commitments and contingencies | |
| Stockholder's equity | |
| Common stock, $.01 par value, | |
| Authorized: 10,000 shares | |
| Issued and outstanding: 3,600 shares | 36 |
| Additional paid-in capital | 17,054,773 |
| Accumulated deficit | (10,560,760) |
| Total stockholder's equity | 6,494,049 |
| Total liabilities and stockholder's equity | $ 6,969,225 |

See report of independent registered public accounting firm and notes to financial statement.

**LOEB PARTNERS CORPORATION**
NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2016

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

### Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

### Nature of Advisory Services

The Company, as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, provides investment and advisory services to individuals, businesses and institutional clients.

### Securities Owned, at Fair Value

Securities owned are accounted for as investments (not held for trading) and are recorded at fair value.

### Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over its estimated useful life ranging from 5 years to 7 years.

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such an item are relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

**Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)**

**Use of Estimates**

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**Income Taxes**

Accounting for income taxes requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly-owned subsidiary of Loeb Holding Corporation ("Parent") and for federal, state and city corporate income tax purposes, files on a consolidated basis with its Parent. Accordingly, the Company's annual federal, state and city income taxes are due to the Parent or from the Parent in the case of tax benefits.

The Company recognizes the tax benefits of uncertain tax positions only where the positions are "more likely than not" to be sustained assuming examination by tax authorities and determined to be attributed to the Company. The determination of attribution, if any, applies for each jurisdiction where the Company is subject to income taxes on the basis of tax laws and regulations of the jurisdiction. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability of the various jurisdictions may be materially different from management's estimate which is zero as of September 30, 2016.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2012-2014, or expected to be taken in year 2015 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New York State and City where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months.

## Note 2 - Fair Value Measurements of Securities Owned

Fair value is defined, as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The fair value methodology prioritizes techniques used to measure fair value into three broad levels:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Securities and investments traded on a national securities exchange are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

The inputs and methodology used for valuing the following securities are not necessarily an indication of the risk associated with investing in those securities.

| Description | Level 1 |
|---|---|
| Listed Mutual Fund | |
| SPDR Gold shares | $ 2,512,800 |

## Note 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $250,000, under the alternative method of capital computation. The Company had net capital of $4,083,406 at September 30, 2016, which was $3,833,406 in excess of its required net capital.

**Note 4 - Related Party Transactions**

At September 30, 2016 related party receivables consist of the following:

| | |
|---|---|
| Loeb Holding Corporation | $1,264,481 |
| Loeb Partners Management, Inc. | 18,839 |
| Total | $1,283,320 |

Loeb Partners Management Inc. ("LPM"), a company wholly owned by Loeb Holding Corporation ("LHC"), is the general partner and investment advisor of Loeb Partners Fund Limited Partnership ("LPF") and is the investment advisor of Loeb Partners Offshore Fund Ltd. ("LPOF"). The Company provided brokerage services to LPF and LPOF through June 30, 2016.

Effective October 1, 2013 the Company entered into a Management Services Agreement with LHC, whereby the Company is charged a management service fee for administrative and back-office services by LHC on a monthly basis.

**Note 5 - 401(k) Profit Sharing Plan**

The Company sponsors a non-contributory 401(k) profit sharing plan that covers substantially all employees. Eligible employees may contribute up to 20% of their annual compensation, not to exceed $18,000 for 2016.

**Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker-dealer, and requires customers to deposit additional collateral, or reduce positions, when necessary.

**Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk ( Continued )**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

From time to time, the Company's bank balances may exceed FDIC insurance limits of $250,000.